July 20, 2012

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated July 5, 2012

Dear Mr. Duchovny:

Sonic Automotive, Inc. (“Sonic”) is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated July 5, 2012. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter. Concurrent with the submission of this letter, Sonic has filed with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-182307) (“Amendment No. 1 to the Registration Statement”) and Amendment No. 1 to Schedule TO-I (File No. 055-51941) (the “Amendment No. 1 to Schedule TO”) each of which contain disclosure responsive to the comments listed below.

Registration Statement on Form S-4

General

1.	It is unclear how your offer structure complies with the provisions of Rules 13e-4(f)(1)(ii) and 14e-1(b) and with Item 4 of Schedule TO. Please advise.

On behalf of Sonic, Dykema Gossett PLLC submitted a letter via email to Mr. Daniel Duchovny that describes why Sonic believes the offer structure complies with the provisions of Rules 13e-4(f)(1)(ii) and Rule 14e-1(b) and requesting that Staff not  recommend  that  the  Commission  take  enforcement  action  against  Sonic  pursuant  to  Rules  13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended.

Mr. Daniel F. Duchovny

July 20, 2012

Prospectus Cover Page

2.	Please remove the reference to “Joint Lead Dealer Managers” on the prospectus cover page, as this reference is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is immaterial to an investment decision.

This reference has been removed and is not contained in Amendment No. 1 to the Registration Statement.

Cautionary Notice Regarding Forward-Looking Statements, page iii

3.	Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act, as the safe harbors provided by these sections cannot be relied upon in connection with a tender offer.

The references to Section 27A of the Securities Act and Section 21E of the Exchange Act have been removed and are not contained in Amendment No. 1 to the Registration Statement.

Where You Can Find More Information About Sonic, page iv

4.	We note that you furnished two Current Reports on Form 8-K on June 25, 2012 – one under Items 2.02 and 9.01 of Form 8-K and one under Item 7.01 of Form 8-K. Please clarify which Form 8-K furnished on June 25, 2012 you intend to incorporate by reference. You may do this by stating the item numbers of such Form 8-K.

Amendment No. 1 to the Registration Statement clarifies which Form 8-K furnished on June 25, 2012 is being incorporated by reference by stating the item numbers of such Form 8-K. See page iv of Amendment No. 1 to the Registration Statement.

5.	While we recognize that any documents you file pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-I does not permit forward-incorporation by reference. Please revise or advise.

Amendment No. 1 to the Registration Statement contains additional disclosure regarding the incorporation by reference into the prospectus of filings with the Commission after the date the prospectus is declared effective. Amendment No. 1 to Schedule TO reflects additional items published after the initial filing on June 25, 2012 that are being incorporated by reference into the Sonic’s Schedule TO. Sonic will file additional amendments to its Schedule TO to report any material changes in the terms of the exchange offer and will file an amendment to the Schedule TO to report the final results of the exchange offer in accordance with Rule 13e-4(c)(3) and Rule 13e-4(c)(4). See pages iv and v of Amendment No. 1 to the Registration Statement.

Mr. Daniel F. Duchovny

July 20, 2012

Conditions of the Exchange Offer, page 28

6.	We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Sonic confirms its understanding of the foregoing.

7.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Sonic confirms its understanding of the foregoing.

Material United States Federal Tax Considerations, page 44

8.	Please tell us what you believe are the material tax consequences to the transaction subject to the registration statement. Please file an opinion by legal counsel or an independent public or certified accountant with respect to any such material tax consequences. See Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19. If the provider of the opinion believes that there is a lack of authority directly addressing the material tax consequences or there is conflicting authority or significant doubt about the material tax consequences, then such provider may issue an opinion subject to a degree of uncertainty. In such case, please provide the additional disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

Sonic respectfully advises the Staff that it does not believe that there are any tax consequences of the exchange that are “material” (within the meaning of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19) for a beneficial owner of a Note (a “Note Holder”) making a decision of whether or not to participate in the exchange offer. The tax discussion contained in Amendment No. 1 to the Registration Statement includes numerous tax considerations, but none of them are material. Therefore, Sonic believes no tax opinion is required under the guidance of Staff Legal Bulletin No. 19.

Mr. Daniel F. Duchovny

July 20, 2012

The tax discussion in Amendment No. 1 to the Registration Statement has been revised to clarify that none of the tax consequences are material. In particular, the discussion of whether or not the Notes are “securities” and consequently whether the exchange is a recapitalization or a taxable exchange for United States federal income tax purposes has been modified to clarify that such distinction should not be material to a Note Holder. As discussed in more detail below, by reason of the relatively large amount of cash that a Note Holder would receive in exchange for a Note as compared to the fair market value of Sonic’s common stock that the Note Holder also would receive in the exchange, the amount of gain recognized by a Note Holder for United States federal income tax purposes should be the same irrespective of whether the exchange qualifies as a recapitalization or a taxable exchange for United States federal income tax purposes. See, for example, pages 47-48 of Amendment No. 1 to the Registration Statement.

As discussed in detail on p. 47 of Amendment No. 1 to the Registration Statement, there is no clear tax authority to determine whether the Notes are “securities” for United States federal income tax purposes and, thus, it is uncertain as to whether the exchange is a recapitalization or a taxable exchange for United States federal income tax purposes. However, whether (i) the Notes are securities and the exchange is a recapitalization, or (ii) the Notes are not securities and the exchange is a taxable transaction, a Note Holder’s United States federal income tax consequences should be essentially the same. Under recapitalization characterization, a Note Holder will realize gain equal to the difference between (i) the fair market value of the cash and common stock received and (ii) the Note Holder’s tax basis in the Note. Just because a transaction is a recapitalization does not mean that it is tax-free. A Note Holder’s gain realized in a recapitalization will be recognized (i.e., included in taxable income) by the Note Holder to the extent of the amount of the cash received by the Note Holder. In this exchange offer, the amount of cash received by a Note Holder should exceed the amount of the gain realized by the Note Holder, thereby resulting in full recognition of the Note Holder’s realized gain even if the exchange is a recapitalization.

If the exchange offer is a taxable exchange, the amount of gain realized and the amount of gain recognized should be the same as in a recapitalization. Therefore, a Note Holder’s evaluation of whether or not to participate in the exchange offer should not depend upon whether or not the exchange is a recapitalization or a taxable exchange, because the difference in tax consequences should not be material to the Note Holder. We believe that Note Holders will decide to participate in the exchange based upon the value of the Offer Consideration and not the tax consequences.

We currently intend to treat the exchange as a taxable transaction and will report it as such in our tax return.

Mr. Daniel F. Duchovny

July 20, 2012

Schedule TO-I

Item 3. Identity and Background of Filing Person

9.	Please revise your disclosure responsive to Items 3, 5, 6, and 7 to include this disclosure in the offer document as delivered to security holders.

The disclosure responsive to Items 3, 5 and 6 has been included in Amendment No. 1 to the Registration Statement. See pages iv and 41 of Amendment No. 1 to the Registration Statement.

The disclosure responsive to Item 7 appears in Amendment No. 1 to the Registration Statement under the headings “Questions and Answers About the Exchange Offer – Is the exchange offer subject to any minimum tender or other conditions?” and “The Exchange Offer – Fees and Expenses”.

Item 10. Financial Statements

10.	We note your incorporation by reference of the financial statements required by Item 1010(a) of Regulation M-A. Please revise the registration statement to include the disclosure required by Item 1010(c) of Regulation M-A.

Amendment No. 1 to the Registration Statement includes the disclosure required by Item 1010(c) of Regulation M-A. See “Summary – Summary Consolidated Financial and Operating Data” on pages 7-8 of Amendment No. 1 to the Registration Statement.

In connection with submitting these responses, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel F. Duchovny

July 20, 2012

Please feel free to call Sonic’s counsel, Thomas H. O’Donnell, Jr. at (704) 335-2756 or Melinda S. Blundell at (704) 335-2755, at your convenience.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss

Stephen K. Coss

Senior Vice President and General Counsel

cc:	Thomas H. O’Donnell, Jr., Dykema Gossett PLLC

Melinda S. Blundell, Dykema Gossett PLLC

Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP